UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1 )

Alderon Iron Ore Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01434T100

(CUSIP Number)

COPY TO:

Joshua Beiser, Esq.

Assistant Secretary

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, MA 02116

Tel: 617-357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 4, 2012

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01434T100	SCHEDULE 13D	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Liberty Metals & Mining Holdings, LLC, IRS Identification No. 27-0619441
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,872,454
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 18,872,454
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,872,454
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14.	TYPE OF REPORTING PERSON OO

Liberty Metals & Mining Holdings, LLC (“LMMH”) hereby amends the report on Schedule 13D filed with the Commission on March 9, 2012 (the “Schedule 13D”), with respect to the shares of common stock, no par value, of Alderon Iron Ore Corp. ("the Issuer” or “Alderon”). The principal executive offices of the Issuer are located at 1240-1140 West Pender Street, Vancouver, British Columbia, Canada, V6E 4G1.

Capitalized terms used by not defined herein have the meaning assigned to them in the Schedule 13D.

Item 1.	Security and Issuer.

No Modification.

Item 2.	Identity and Background.

Item 2 is amended with respect to Schedule A, updating the Executive Officers and Directors of Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended by adding the following paragraphs immediately prior to the last paragraph of Item 3.

Using capital contributions from its parent and pursuant to the Subscription Agreement, LMMH purchased on a private placement basis, an additional 3,816,181 shares of Alderon Common Stock at a price of C$2.41 per share for a subscription price of C$9.2 million.

Pursuant to an agreement between the Issuer and LMMH effective March 27, 2012, LMMH was granted incentive stock options to purchase common shares of the Issuer. In accordance with the provisions of the agreement, one-fourth of the options (75,000) are subject to exercise within 60 days from the date hereof.

Item 4.	Purpose of Transaction.

No Modifications.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) LMMH owns an aggregate amount of 18,872,454 shares of Alderon Common Stock, (which constitutes approximately 14.5% of the 129,944,167 issued and outstanding shares of Alderon Common Stock).

(b) LMMH has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 18,872,454 shares. LMMH has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, during the 60 days preceding the date of this report, LMMH purchased the following shares of the Issuer’s common stock in a private placement:

Date Purchased	Shares Acquired	Price Per Share

9/04/2012	3,816,181	C$2.41

(d) With respect to LMMH, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No Modification.

Item 7.	Material to be Filed as Exhibits.

No Modification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY METALS & MINING HOLDINGS, LLC

Dated: September 20, 2012	By:	/s/ Christopher Noel Dunn
Christopher Noel Dunn
Senior Vice President

SCHEDULE A

Controlling Persons

Liberty Metals & Mining Holdings, LLC, a Delaware LLC, is 100% directly owned by Liberty Mutual Insurance Company, a Massachusetts stock insurance company which is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Metals & Mining Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holdings company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The director and officer information for Liberty Metals and Mining Holdings, LLC, Liberty Mutual Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

Liberty Metals & Mining Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes	Diana J. Walters	Dennis J. Langwell
Chairman of the Board	Chief Executive Officer,	Chief Financial Officer and
Citizenship: U.S.A.	President and Treasurer	Senior Vice President
	Citizenship: U.S.A.	Citizenship: U.S.A.
Dexter R. Legg
Secretary and	Christopher Noel Dunn	Christopher C. Mansfield
Vice President	Senior Vice President	Senior Vice President
Citizenship: U.S.A.	Citizenship: U.K.	Citizenship: U.S.A.

Sheila M. Lyons	Gary J. Ostrow	Caury Bailey
Vice President	Vice President	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Kevin Donahue	David G. Hayter	Michael P. Russell
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Joshua E. Beiser	Kristin K. Ciotti	James R. Pugh
Assistant Secretary	Assistant Secretary	Assistant Secretary
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Directors

A. Alexander Fontanes	Dennis J. Langwell	Christopher C. Mansfield
Chairman of the Board	Chief Financial Officer	Senior Vice President
Citizenship: U.S.A.	and Senior Vice President	Citizenship: U.S.A.
Citizenship: U.S.A.

Page 6 of 9 Pages

Liberty Mutual Insurance Company

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.

Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.

James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.	J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.

Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Directors

David H. Long Chairman of the Board, President and Chief Executive Officer Citizenship: U.S.A.	A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.

Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

Page 7 of 9 Pages

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Edmund F. Kelly Chairman of the Board Citizenship: U.S.A.	David H. Long Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.

J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Steven M. Zagoren Assistant Treasurer Citizenship: U.S.A.	Gary Ostrow Vice President Citizenship: U.S.A.

Page 8 of 9 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

Edmund F. Kelly Chairman of the Board c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	David H. Long Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Michael J. Babcock Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Marian L. Heard President and Chief Executive Officer Oxen Hill Partners c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Annette M. Verschuren Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: Canada

Page 9 of 9 Pages